FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 6, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Further update on the investigation and modification to the 2005 preliminary results

Budapest — December 6, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today published the main figures of the 2005 annual reports of Magyar Telekom submitted to the General Meeting and an update on its investigation into certain consultancy contracts entered into by the Company and one of its subsidiaries. This release highlights both the remedial measures the Company has taken to enhance control procedures and the two major drivers to the modifications compared to the preliminary results announced in February 2006: the impact of the investigation and subsequent changes related to the Universal Telecommunication Support Fund.

Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, the contracts under investigation were entered into without full compliance with internal company procedures regarding the entry of such contracts. Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts. In its 2005 preliminary results announcement Magyar Telekom capitalized HUF 1.1 billion payments made related to two of these contracts. As a result of the findings of the investigation, Magyar Telekom has changed the accounting treatment of these contracts and expensed this amount, as well as the related HUF 0.2bn potential tax obligation, increasing other operating expenses by HUF 1.3bn.

After the publication of the preliminary results, a court decision annulled the previous court resolution made in September 2005 regarding the Universal Telecommunication Support Fund (UTSF) and the related obligations of T-Mobile Hungary. Although the impacts were reported in the 2006 quarterly financial statements, the changes are related to 2005. Hence, the related receivables, liabilities and tax balances, as well as operating expenses and tax expense have been adjusted in the 2005 financial statements. As a result, the consolidated operating profit of the Group decreased by HUF 0.4bn compared to the 2005 preliminary results.

As a combined impact of all the modifications, the consolidated IFRS operating profit for 2005 decreased by HUF 1,776m to HUF 133,388m compared to the preliminary results and net income decreased by HUF 1,564m to HUF 78,564m. Please note that Magyar Telekom is obliged to update the 2005 financial statements with the related subsequent events before the issuance of the annual report, hence it might result in further changes to the 2005 financial statements.

Magyar Telekom has already implemented certain remedial measures designed to enhance its control procedures with respect to the entry into consultancy contracts, including the introduction of a new governance model, replacement of the Board of Directors at Crnogorski Telekom and termination of work contracts with employees initiating data deletions interfering with the investigation.

Magyar Telekom’s Board of Directors also approved on November 8, 2006 a more extensive program of remedial actions, which it expects to implement in the near future. These decisions include structural and procedural changes in relation to mergers and acquisitions and procurement, as well as a new internal control regime. The Board also decided on December 5, 2006 on certain additional enhancements of internal controls and the implementation thereof.

For the full text of the document submitted for the General Meeting, please visit the General Meetings section of Magyar Telekom’s IR site at: http://www.magyartelekom.hu/english/investorrelations/generalmeetings.vm

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 6, 2006